
Exhibit A

This Schedule 13G is filed by Voya Financial, Inc. pursuant to Rule 13d-1(b)(1)(ii)(G) as the ultimate parent corporation of the following entities, each of which is a direct or indirect subsidiary of Voya Financial, Inc.

Voya Investment Management, LLC
State of Formation: Delaware
Address: 5780 Powers Ferry Rd, Suite 300, Atlanta, GA 30327
Item 3 Classification: Registered Investment Advisor

Voya Investment Management Co, LLC
State of Formation: Delaware
Address: 200 Park Avenue, New York, NY 10166
Item 3 Classification: Registered Investment Advisor

Voya Holdings Inc.*
State of Incorporation: Connecticut
Address: One Orange Way, Windsor, CT 06095
Item 3 Classification: Parent Holding Company or Control Person

VIM Holdings LLC**
State of Incorporation: Delaware
Address: 200 Park Avenue, New York, NY 10166
Item 3 Classification: Parent Holding Company or Control Person

*As parent company, directly or indirectly, to VIM Holdings LLC, Voya Investment Management, LLC, and Voya Investment Management Co, LLC.

** As parent company, directly or indirectly, to Voya Investment Management, LLC and Voya Investment Management Co, LLC.